SISTEMA CATAGUAZES-LEOPOLDINA RECEIVES THE HIGHEST NUMBER
                      OF PRIZES IN THE 2004 ABRADEE AWARDS

Confirming the progress of the company's management, Sistema
Cataguazes-Leopoldina (SCL) recently received awards in four out of the five categories in which it competed as a finalist in the 2004 Abradee Awards.

Companhia Forca e Luz Cataguazes-Leopoldina (CFLCL) received two awards: Social Responsibility and Management Quality, both for distributors with up to 400 thousand consumers. Empresa Energetica de Sergipe, Energipe, won a prize for the Best Distributor in the Northeast region. On the other hand Saelpa, Sociedade Anonima de Eletrificacao da Paraiba, won the dispute for the best Management Quality award for distributors with more than 400 thousand consumers.

In the opinion of SCL's Vice President for Regulation and Strategy, Danilo Dias, the success achieved is a result of the company basing its strategy on "centuries old values, such as: customer satisfaction, results orientated work, competence, honesty and ethics, commitment to the community, speed of action, innovation whilst respecting and valuing employees".

Winning four awards in 2004 reaffirms the excellent performance of SCL, which had already received three awards in 2003 and two in 2002 through its subsidiaries. In addition, winning two Quality Management prizes this year, together with the prize for the Best Management Quality (for distributors with up to 400 thousand consumers) received last year by Companhia Energetica da Borborema (Celb), another SCL distributor, highlights the progress made by the group's business management.

In the closing ceremony, Dilma Rousseff, Minister of Mines and Energy, highlighted the merits of the Sistema Cataguazes-Leopoldina for having overcome the difficult period that the sector passed through (post rationing) to return good results.

Abradee, Associacao Brasileira de Distribuidores de Energia Eletrica (Brazilian Association of Electric Energy Distributors) awards annual prizes to the Brazilian electric energy distributors that were most outstanding in the previous year in terms of business performance from the point of view of the client, the community, the investor, the environment, the supplier and society in general. The 2004 awards ceremony was held at the Hotel Kubitschek Plaza in Brasilia, and was attended by the Minister of Mines and Energy, Dilma Rousseff, the director of the National Electric Energy Agency (Aneel), Jose Mario Abdo, and other authorities in the electrical sector.